
11022483

Form G-FIN/A

OMB# 1557-0184
EXPIRES 5/31/2013

11- 00099

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ■ Securities and Exchange Commission

2. Filing status of notice (check as applicable):

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ■ Government Securities Broker & Dealer



SEC Mail Processing Section
RECEIVED
JUL 06 2011
Washington, DC
211

3. Filing status of notice (check as applicable):

   D. ☐ Notice
   E. ■ Amendment

4. A. Full name of the Financial Institution:
   BMO Harris Bank NA formerly Harris NA

   B. Address of principal office of Financial Institution:
   111 West Monroe Street, Chicago, Illinois 60603

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):
   NA

   D. Mailing address if different from (B) or (C):
   NA

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Joseph Cilia	Vice President	(312) 461-7870

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ■Yes B. ☐No
   (If yes, provide addresses and describe activities.)

111 East Kilbourn Avenue, Milwaukee, Wisconsin 53202

Government securities broker and dealer

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Harless	Robert	Wynn	Senior Vice President
Fentzlaff	Randall	Thomas	Senior Vice President
Schnell	Gary	Eldon	Senior Vice President
Domenico	Michael	Leo	Managing Director

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ■ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Michael	Leo	Domenico	Managing Director



Manual Signature

7/5/11

Date

FORM U-4

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

If there is an amendment to this page, complete only Items 1, 2, 3, 4 and Items being amended.

(1) LAST NAME: Domenico | JR SR etc.: | FIRST NAME: Michael | MIDDLE NAME (SPECIFY IF NONE): L.

(2) APPLICANT'S CRD #: | SOC. SEC #: 158-52-3258

(3) FIRM CRD #: 7299 | FIRM NFA #:

(4) FIRM NAME (Do not include this employment under item 19, page 2): Nesbitt Burns Securities Inc.

APPLICANT'S NFA #:

(5) EMPLOYMENT DATE: 8-11-97

(6) FIRM MAIN ADDRESS: STREET 115 S. LaSalle St., 20th Floor | CITY Chicago | STATE IL | ZIP 60603

(7) BRANCH I.D. #: 430 | OFFICE OF EMPLOYMENT ADDRESS: STREET 430 Park Ave. | CITY New York | STATE NY | ZIP 10022

(8) Will applicant maintain registration with another Broker-Dealer not under common ownership or control with the firm named in Item 4 above? ☐ Yes ☒ No
(If "Yes", list in item 19)
If "Yes", has/have the firm(s) been contacted? ☐ Yes ☐ No

(9) Will applicant maintain multiple registrations with Broker-Dealers under common ownership or control with the firm named in Item 4 above? ☐ Yes ☒ No
If "Yes", fill in information below:

Firm CRD # ____________ Name of Firm ____________

Firm CRD # ____________ Name of Firm ____________

Firm CRD # ____________ Name of Firm ____________

(10) TO BE REGISTERED WITH THE FOLLOWING:

SRO:
☐ ASE ☐ BSE ☐ CBOE ☐ CSE ☐ MSE ☒ NASD ☐ NFA ☒ NYSE ☐ PHLX ☐ PSE ☐ OTHER (Specify) ____________

JURISDICTION:
☐ AK ☐ AL ☐ AR ☐ AZ ☐ CA ☐ CO ☐ CT ☐ DC ☐ DE ☐ FL ☐ GA ☐ HI ☐ IA
☐ ID ☒ IL ☐ IN ☐ KS ☐ KY ☐ LA ☐ MA ☐ MD ☐ ME ☐ MI ☐ MN ☐ MO ☐ MS
☐ MT ☐ NC ☐ ND ☐ NE ☐ NH ☐ NJ ☐ NM ☐ NV ☒ NY ☐ OH ☐ OK ☐ OR ☐ PA
☐ RI ☐ SC ☐ SD ☐ TN ☐ TX ☐ UT ☐ VA ☐ VT ☐ WA ☐ WI ☐ WV ☐ WY ☐ PR

☐ *All Jurisdictions. (Check In Lieu Of Each Individual Box).*

(11) TYPE OF EXAMINATION/REGISTRATION REQUESTED (check all applicable categories)

☐ S-3 Commodity Futures Examination
☐ S-4 (OP) Registered Options Principal
☐ S-5 Interest Rate Options Examination
☐ S-6 (IR) Investment Company and Variable Contracts Products Representative
☒ S-7 (GS) Full Registration/General Securities Representative
☐ S-7 (TR) Securities Trader (NYSE)
☐ S-7 (TS) Trading Supervisor (NYSE)
☐ S-8 (SU) General Securities Sales Supervisor
☐ S-8 (BM) Branch Office Manager (NYSE)
☐ S-11 (AR) Assistant Representative/Order Processing
☐ S-15 (FC) Foreign Currency Options
☐ S-16 (SA) Supervisory Analyst
☐ S-22 (DR) Direct Participation Program Representative
☒ S-24 (GP) General Securities Principal
☐ S-26 (IP) Investment Company and Variable Contracts Products Principal
☐ S-27 (FN) Financial and Operations Principal
☐ S-28 (FI) Introducing Broker-Dealer/Financial and Operations Principal
☐ S-39 (DP) Direct Participation Program Principal
☐ S-42 (OR) Options Representative
☐ S-52 (MR) Municipal Securities Representative
☐ S-53 (MP) Municipal Securities Principal
☐ S-62 (CS) Corporate Securities Representative
☐ S-63 Uniform Securities Agent State Law Examination
☐ S-65 Uniform Investment Advisor Law Examination
☐ (AG) Agent
☐ (RG) Government Securities Representative
☐ (PG) Government Securities Principal
☐ (ME) Member Exchange (NYSE)
☐ (LE) Securities Lending Representative (NYSE)
☐ (LS) Securities Lending Supervisor (NYSE)
☐ (AM) Allied Member (NYSE)
☐ (AP) Approved Person (NYSE)
☐ (AI) Agent of the Issuer
☐ Reschedule Exam Series ____________
☐ Other ____________

THIS PORTION MUST BE COMPLETED FOR ALL PARTIAL (TRANSFER OR RE REGISTRATION) FILINGS

(12) APPLICANT'S CURRENT ADDRESS: 19 Hidden Pine Ave. Colts Neck NJ 07722 (STREET / CITY / STATE / ZIP) | FROM MONTH 8 | 87

FIRM(S) APPLICANT IS TRANFERRING FROM: ____________ | TERMINATION DATE: (Mo/Day/Yr.) ____________

☐ ◄ *CHECK IF THIS U-4 IS BEING FILED TO MAKE PERMANENT A TEMPORARY REGISTRATION (TAT).*

The appropriate signatory area *DOES NOT* have to be completed *UNLESS* this page is being submitted as an amendment.

FORM U 4

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

If there is an amendment to this page, complete only Items 13, 14 and the Items being amended

(13) FIRM CRD #	SOCIAL SECURITY #	APPLICANT'S CRD #
7299	158-52-3258	
FIRM NFA #		APPLICANT'S NFA #

PERSONAL DATA

(14) LAST NAME	JR./SR., etc.	FIRST NAME	MIDDLE NAME	(15) OTHER NAMES KNOWN BY
Domenico		Michael	L.	

(16) DATE OF BIRTH (Month, Day, Year)	(17) SEX	HEIGHT	WEIGHT	HAIR COLOR	EYE COLOR
3/7/56	Male	5'11"	200	Black	Blue

RESIDENTIAL HISTORY

(18) GIVE ALL ADDRESSES FOR THE PAST FIVE YEARS, STARTING WITH CURRENT ADDRESS.

STREET	CITY	STATE	ZIP	FROM MONTH	FROM YEAR	MONTH
19 Hidden Pine Drive	Colts Neck	NJ	07722	8	87	PRE

EMPLOYMENT AND PERSONAL HISTORY

(19) ACCOUNT FOR ALL TIME FOR THE PAST TEN YEARS. Give all employment experience starting with your previous employer and working back ten years full and part-time work, self-employment, military service, unemployment and full-time education. (If this page is being filed as part of a Form 80, s your present employer instead.)

		FROM MONTH	FROM YEAR	TO MONTH	TO YEAR	POSITION HELD
NAME Yamaichi International		4	95	8	97	Senior V.P.
CITY New York	STATE NY					
NAME Smith Barney		5	89	4	95	Managing Direct
CITY New York	STATE NY					
NAME Kidder Peabody		5	84	5	89	Managing Direct
CITY New York	STATE NY					
NAME						
CITY	STATE					
NAME						
CITY	STATE					
NAME						
CITY	STATE					
NAME						
CITY	STATE					
NAME						
CITY	STATE					
NAME						
CITY	STATE					
NAME						
CITY	STATE					
NAME						
CITY	STATE					
NAME						
CITY	STATE					

(20) Are you currently engaged in any other business (not shown above) either as a proprietor, partner, officer, director, trustee, employee, agent or otherwise?
☐ YES ☒ NO If "YES", please explain below:

The appropriate signatory area *DOES NOT* have to be completed *UNLESS* this page is being submitted as an amendment.

MONTH DAY YEAR SIGNATURE OF APPROPRIATE SIGNATORY

TYPE OR PRINT NAME OF APPROPRIATE SIGNATORY

CRD USE ONLY

FORM U-4 UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

If there is an amendment to this page, complete only item 21 and items being amended

(1) FIRM CRD #	FIRM NFA #	SOCIAL SECURITY #	APPLICANT'S CRD #	APPLICANT'S NFA #
7299		158-52-3258		

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS "YES" AND YOU CANNOT UTILIZE THE CERTIFICATION IN ITEM 22O BELOW, ATTACH COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS O

(22) *DEFINITIONS*

- Charged — Accused of a crime in a formal complaint, information, or indictment.
- Investment or Investment-Related — Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved — Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority — includes (A) a foreign securities authority; (B) other gov body or foreign equivalent of a self-regulatory organization empowered by a foreign government to or enforce its laws relating to the regulation of investment or investment-related activities; or (C) m organization, a function of which is to regulate the participation of its members in the activities list

	YES	NO
22A. Have you been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:		
(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion?	☐	☒
(2) gambling?	☐	☒
(3) any other felony?	☐	☒
B. Have you, or an organization over which you exercised management or policy control, ever been charged with any felony or charged with a misdemeanor specified in question A(1) or (2) in a domestic or foreign court?	☐	☒
C. Has any domestic or foreign court ever:		
(1) enjoined you in connection with any investment-related activity?	☐	☒
(2) found that you were involved in a violation of investment-related statutes or regulations?	☐	☒
D. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) found you to have made a false statement or omission?	☐	☒
(2) found you to have been involved in a violation of investment-related regulations or statutes?	☐	☒
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities?	☐	☒
(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity?	☐	☒
E. Has any other Federal regulatory agency or any state regulatory agency or foreign financial regulatory authority ever:		
(1) found you to have made a false statement or omission or been dishonest, unfair or unethical?	☐	☒
(2) found you to have been involved in a violation of investment regulations or statutes?	☐	☒
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an order against you in connection with investment-related activity?	☐	☐
(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment-related business, or disciplined you by restricting your activities?	☐	☒
(6) revoked or suspended your license as an attorney, accountant or federal contractor?	☐	☐
F. Has any self-regulatory organization or commodities exchange:		
(1) found you to have made a false statement or omission?	☐	☐
(2) found you to have been involved in a violation of its rules?	☐	☒
(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted?	☐	☒
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities?	☐	☒
G. Has any foreign government ever entered an order against you related to investments or fraud, other than as reported in Items 22A, B, C or E?	☐	☐
H. Have you ever been the subject of an investment-related, consumer-initiated complaint or proceeding that:		
(1) alleged compensatory damages of $10,000 or more, fraud, or wrongful taking of property?	☐	
(2) was settled or decided against you for $5,000 or more, or found fraud or the wrongful taking of property?	☐	
I. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-H of this item?	☐	
J. Has a bonding company denied, paid out on, or revoked a bond for you?	☐	
K. Do you have any unsatisfied judgments or liens against you?	☐	
L. Have you or a firm that you exercised management or policy control over, or owned 10% or more of the securities of, failed in business, made a compromise with creditors, filed a bankruptcy petition or been declared bankrupt?	☐	
M. Has a broker or dealer firm that you exercised management or policy control over, or owned 10% or more of the securities of, been declared bankrupt, had a trustee appointed under the Securities Investor Protection Act, or had a direct payment procedure initiated?	☐	
N. Have you been discharged or permitted to resign because you were accused of:		
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct?	☐	
(2) fraud or the wrongful taking of property?	☐	
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct?	☐	

DISCLOSURE CERTIFICATION (OPTIONAL)

You may only certify to the accuracy and completeness of the disclosure information in your file if it has been fully provided in DRP format. If DRP(s) are not on file, do not answer th certification boxes. Provide full details of all matters on DRP(s). All appropriate questions in item 22 must be answered, regardless of whether the certification is being utilized. R to the instructions on the inside cover of the Form U-4 for additional information on the utilization of the certification language.

O. I have reviewed a copy of my disclosure file taken from the CRD system. I acknowledge that all information contained therein is fully disclosed, accurate and in DRP format. I further certify the following:

1. I have no new information to add to my disclosure file. . . . 1
2. I have new information to add to my disclosure file which is reported on the attached DRP(s). . . 2
3. I have updated information, reported on the attached DRP(s), which was previously reported and contained in Occurrence ________ . . . 3

The applicant and appropriate signatory area *DOES NOT* have to be completed *UNLESS* this page is being submitted as an amendment.

FORM U-4

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

If there is an amendment to this page, complete only Item 23 and Items being amended.

(23) FIRM CRD # 7299	SOCIAL SECURITY # 158-52-3258	APPLICANT'S CRD #
FIRM NFA #		APPLICANT'S NFA #

THE APPLICANT MUST READ THE FOLLOWING VERY CAREFULLY

1. I swear or affirm that I have read and understand the items and instructions on this form and that my answers (including attachments) are true and cor plete to the best of my knowledge. I understand that I am subject to administrative, civil or criminal penalties if I give false or misleading answers.
2. I apply for registration with the jurisdictions and organizations indicated in Item 10 as may be amended from time to time and, in consideration of t jurisdictions and organizations receiving and considering my application, I submit to the authority of the jurisdictions and organizations and agree to com ly with all provisions, conditions and covenants of the statutes, constitutions, certificates of incorporation, by-laws and rules and regulations of the jurisdictio and organizations as they are or may be adopted, or amended from time to time. I further agree to be subject to and comply with all requirements, ruling orders, directives and decisions of, and penalties, prohibitions and limitations imposed by the jurisdictions and organizations, subject to right of appe or review as provided by law.
3. I agree that neither the jurisdictions or organizations nor any person acting on their behalf shall be liable to me for action taken or omitted to be tak in official capacity or in the scope of employment, except as otherwise provided in the statutes, constitutions, certificates of incorporation, by-laws the rules and regulations of the jurisdictions and organizations.
4. I authorize the jurisdictions and organizations to give any information they may have concerning me to any employer or prospective employer, any feder state or municipal agency, or any other organization and I release the jurisdictions and organizations and any person acting on their behalf from any a all liability of whatever nature by reason of furnishing such information.
5. I agree to arbitrate any dispute, claim or controversy that may arise between me and my firm, or a customer, or any other person, that is required be arbitrated under the rules, constitutions, or by-laws of the organizations indicated in Item 10 as may be amended from time to time and that any arbit tion award rendered against me may be entered as a judgement in any court of competent jurisdiction.
6. For the purpose of complying with the laws relating to the offer or sale of securities or commodities in the jurisdictions indicated in Item 10 as may amended from time to time, I irrevocably appoint the administrator of each of those jurisdictions, or such other person designated by law, and the su cessors in such office, my attorney upon whom may be served any notice, process or pleading in any action or proceeding against me arising out or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of the jurisdictions. I conse that any such action or proceeding against me may be commenced in any court of competent jurisdiction and proper venue by service of process up the appointee as if I were a resident of, and had been lawfully served with process in, the jurisdiction. I request that a copy of any notice, process pleading served hereunder be mailed to my current residential address as reflected in this form or any amendment thereto.
7. I consent that notice of any investigation or proceeding by any self-regulatory organization against applicant may be given by personal service or by regul registered or certified mail or confirmed telegram to applicant at his/her most recent business or home address as reflected in this Form U-4, or any amer ment thereto, or by leaving notice of the investigation or proceeding at such address.
8. I authorize all of my employers and any other person to furnish to any jurisdiction or organization or any agent acting on its behalf, any information th have, including my creditworthiness, character, ability, business activities, educational background, general reputation, history of my employment a in the case of former employers, complete reasons for my termination. Moreover, I release each employer, former employer and each other person fr any and all liability, of whatever nature, by reason of furnishing any of the above information, including that information reported on the Uniform Termi tion Notice for Securities Industry Registration (Form U-5). I recognize that I may be the subject of an investigative consumer report ordered by the jurisc tions, or organizations with which this application is being filed, and waive any requirement of notification with respect to any investigative consur report ordered by any such jurisdiction or organization. I understand that I have the right to request complete and accurate disclosure by the jurisdict or organization of the nature and scope of the requested investigative consumer report.
9. I understand and certify that the representations in this form apply to all employers with whom I seek registration as indicated in Items 4 and 9 of t form. I agree to update this form by causing an amendment to be filed on a timely basis whenever changes occur to answers previously reported. Furth I represent that, to the extent any information previously submitted is not amended, the information provided in this form is currently accurate and comple
10. If I have become temporarily registered as an agent, I acknowledge that this application for registration with the jurisdictions and organizations indica in Item 10 is separate and distinct from any temporary registration already obtained with the jurisdictions and organizations. I further understand t my registration may be denied, suspended or revoked under the laws, regulations or rules of the jurisdictions and organizations.

8 / 12 / 97

Month Day Year



SIGNATURE OF APPLICANT

MICHAEL C. DOMENICO

TYPE OR PRINT NAME OF APPLICANT

THE FIRM MUST COMPLETE THE FOLLOWING

To the best of my knowledge and belief, the applicant is currently bonded where required, and, at the time of approval, will be familiar with the statute(s), co tion(s), rules and by-laws of the agency, jurisdiction or self-regulatory organization with which this application is being filed, and the rules governing reg persons, and will be fully qualified for the position for which application is being made herein. I agree that, notwithstanding the approval of such agency, juris or organization which hereby is requested, I will not employ the applicant in the capacity stated herein without first receiving the approval of any authority may be required by law. This firm has communicated with all of the applicant's previous employers for the past three years.

EMPLOYER	NAME OF PERSON CONTACTED	POSITION OF PERSON CONTACTED	EMPLOYED FROM	EMPLOYED TO	HOW CONTACT PHONE	HOW CONTACT LETTER	

IN ADDITION, I HAVE TAKEN APPROPRIATE STEPS TO VERIFY THE ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED I WITH THIS APPLICATION.

THE APPROPRIATE SIGNATORY AREA *MUST BE* COMPLETED ON ALL INITIAL, TRANSFER OR AMENDMENT FILINGS. Jay R. Dietrich

CRD USE ONLY

8/13/97

MONTH DAY YEAR



SIGNATURE OF APPROPRIATE SIGNATORY

FORM U4
UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

U4 - INITIAL 12/17/2008 Rev. Form U4 (10/2005)

Individual Name: HARLESS, ROBERT WYNN (1561671)

Firm Name: M&I FINANCIAL ADVISORS, INC (16517)

1. GENERAL INFORMATION

First Name:
ROBERT
***Firm* CRD #:**
16517
Firm Billing Code:

Middle Name:
WYNN
***Firm* Name:**
M&I FINANCIAL ADVISORS, INC
***Individual CRD #*:**
1561671

Last Name:
HARLESS
Employment Date (MM/DD/YYYY):
07/16/2007
Individual SSN:
xxx-xx-xxxx

Suffix:

Do you have an independent contractor relationship with the above named firm?:

○ Yes ◉ No

Office of Employment Address

CRD Branch #	NYSE Branch Code #	Firm Billing Code	Address	Private Residence	Type of Office	Start Date	End Date
BD Main			111 EAST KILBOURN AVENUE, SUITE 200 MILWAUKEE , WI 53202	N	Located At	07/16/2007	

2. FINGERPRINT INFORMATION

Electronic Filing Representation

◉ By selecting this option, I represent that I am submitting, have submitted, or promptly will submit to the appropriate *SRO* a fingerprint card as required under applicable *SRO* rules; or
Fingerprint card barcode 2600483744

○ By selecting this option, I represent that I have been employed continuously by the *filing firm* since the last submission of a fingerprint card to CRD and am not required to resubmit a fingerprint card at this time; or,

○ By selecting this option, I represent that I have been employed continuously by the *filing firm* and my fingerprints have been processed by an *SRO* other than FINRA. I am submitting, have submitted, or promptly will submit the processed results for posting to CRD.

Exceptions to the Fingerprint Requirement

○ By selecting one or more of the following two options, I affirm that I am exempt from the federal fingerprint requirement because I/*filing firm* currently satisfy(ies) the requirements of at least one of the permissive exemptions indicated below pursuant to Rule 17f-2 under the Securities Exchange Act of 1934, including any notice or application requirements specified therein:

☐ Rule 17f-2(a)(1)(i)

☐ Rule 17f-2(a)(1)(iii)

Investment Adviser Representative Only Applicants

○ I affirm that I am applying only as an investment adviser representative and that I am not also applying or have not also applied with this *firm* to become a broker-dealer representative. If this radio button/box is selected, continue below.

○ I am applying for registration only in *jurisdictions* that do not have fingerprint card filing requirements, or

○ I am applying for registration in *jurisdictions* that have fingerprint card filing requirements and I am submitting, have submitted, or promptly will submit the appropriate fingerprint card directly to the *jurisdictions* for processing pursuant to applicable *jurisdiction* rules.

3. REGISTRATIONS WITH UNAFFILIATED FIRMS

Some *jurisdictions* prohibit "dual registration," which occurs when an individual chooses to maintain a concurrent registration as a representative/agent with two or more *firms* (either BD or IA *firms*) that are not affiliated. *Jurisdictions* that prohibit dual registration would not, for example, permit a broker-dealer agent working with brokerage *firm* A to maintain a registration with brokerage *firm* B if *firms* A and B are not owned or controlled by a common parent. Before seeking a dual registration status, you should consult the applicable rules or statutes of the *jurisdictions* with which you seek registration for prohibitions on dual registrations or any liability provisions.

Please indicate whether the individual will maintain a "dual registration" status by answering the questions in this section. (Note: An individual should answer 'yes' only if the individual is currently registered and is seeking registration with a *firm* (either BD or IA) that is not affiliated with the individual's current employing *firm*. If this is an initial application, an individual must answer 'no' to these questions; a "dual registration" may be initiated only after an initial registration has been established).

Answer "yes" or "no" to the following questions:	Yes	No
A. Will *applicant* maintain registration with a broker-dealer that is not *affiliated* with the *filing firm*? If you answer "yes," list the *firm*(s) in Section 12 (Employment History).	○	◉
B. Will *applicant* maintain registration with an investment adviser that is not *affiliated* with the *filing firm*? If you answer "yes," list the *firm*(s) in Section 12 (Employment History).	○	◉

4. SRO REGISTRATIONS

Check appropriate *SRO* Registration requests.
Qualifying examinations will be automatically scheduled if needed. If you are only scheduling or re-scheduling an exam, skip this section and complete Section 7 (EXAMINATION REQUESTS).

REGISTRATION CATEGORY	FINRA	NYSE	AMEX	BATS	BSE	EDGA	EDGX	NSX	ARCA	CBOE	CHX	PHLX	ISE	NQX
OP - Registered Options Principal (S4)	☐	☐	☐		☐			☐	☐	☐	☐	☐	☐	☐
IR - Investment Company and Variable Contracts Products Rep. (S6)	☐	☐	☐					☐						☐
GS - Full Registration/General Securities Representative (S7)	☑	☐	☐	☐	☐	☐	☐	☐	☐	☐	☐	☐	☐	☐
TR - Securities Trader (S7)		☐	☐					☐						
TS - Trading Supervisor (S7)		☐	☐					☐						
SU - General Securities Sales Supervisor (S9 and S10)	☐				☐			☐	☐	☐	☐	☐		☐
BM - Branch Office Manager (S9 and S10)		☐	☐											
SM - Securities Manager (S10)		☐												
AR - Assistant Representative/Order Processing (S11)	☐							☐			☐			☐
REGISTRATION CATEGORY	**FINRA**	**NYSE**	**AMEX**	**BATS**	**BSE**	**EDGA**	**EDGX**	**NSX**	**ARCA**	**CBOE**	**CHX**	**PHLX**	**ISE**	**NQX**
IE - United Kingdom - Limited General Securities Registered Representative (S17)	☐	☐	☐						☐	☐		☐		☐
DR - Direct Participation Program Representative (S22)	☐	☐	☐					☐			☐			
GP - General Securities Principal (S24)	☐		☐		☐			☐	☐		☐			☐
IP - Investment Company and														

REGISTRATION CATEGORY	FINRA	NYSE	AMEX	BATS	BSE	EDGA	EDGX	NSX	ARCA	CBOE	CHX	PHLX	ISE	NQX
Variable Contracts Products Principal (S26)	☐		☐					☐						☐
FA - Foreign Associate	☐													
FN - Financial and Operations Principal (S27)	☐		☐		☐			☐	☐	☐	☐	☐		☐
FI - Introducing Broker-Dealer/Financial and Operations Principal (S28)	☐							☐			☐			☐
RS - Research Analyst (S86, S87)	☐	☐												
RP - Research Principal	☐													
DP - Direct Participation Program Principal (S39)	☐		☐					☐			☐			
OR - Options Representative (S42)	☐				☐						☐			☐
REGISTRATION CATEGORY	**FINRA**	**NYSE**	**AMEX**	**BATS**	**BSE**	**EDGA**	**EDGX**	**NSX**	**ARCA**	**CBOE**	**CHX**	**PHLX**	**ISE**	**NQX**
MR - Municipal Securities Representative (S52)	☐	☐	☐					☐			☐			
MP - Municipal Securities Principal (S53)	☐		☐					☐			☐			
CS - Corporate Securities Representative (S62)	☐		☐					☐			☐			☐
RG - Government Securities Representative (S72)	☐													
PG - Government Securities Principal (S73)	☐													
SA - Supervisory Analyst (S16)	☐	☐	☐											
PR - Limited Representative - Private Securities Offerings (S82)	☐		☐											
CD - Canada-Limited General Securities Registered Representative (S37)	☐	☐	☐						☐	☐				☐
CN - Canada-Limited General Securities Registered Representative (S38)	☐	☐	☐						☐	☐				☐
REGISTRATION CATEGORY	**FINRA**	**NYSE**	**AMEX**	**BATS**	**BSE**	**EDGA**	**EDGX**	**NSX**	**ARCA**	**CBOE**	**CHX**	**PHLX**	**ISE**	**NQX**
ET - Equity Trader (S55)	☐		☐					☐						☐
AM - Allied Member		☐	☐						☐					
AP - Approved Person		☐	☐											
LE - Securities Lending Representative		☐	☐											
LS - Securities Lending Supervisor		☐	☐											
ME - Member Exchange		☐	☐		☐			☐				☐		
FE - Floor Employee		☐	☐		☐			☐						
OF - Officer		☐	☐					☐						
CO - Compliance Official (S14)		☐												

REGISTRATION CATEGORY	FINRA	NYSE	AMEX	BATS	BSE	EDGA	EDGX	NSX	ARCA	CBOE	CHX	PHLX	ISE	NQX
CF - Compliance Official Specialist (S14A)		☐												
PM - Floor Member Conducting Public Business		☐	☐											
PC - Floor Clerk Conducting Public Business		☐	☐											
SC - Specialist Clerk (S21)		☐	☐											
TA - Trading Assistant (S25)		☐												
FP - Municipal Fund (S51)	☐													
IF - In-Firm Delivery Proctor	☐	☐												
MM - Market Maker Authorized Trader-Options (S44)									☐					

REGISTRATION CATEGORY	FINRA	NYSE	AMEX	BATS	BSE	EDGA	EDGX	NSX	ARCA	CBOE	CHX	PHLX	ISE	NQX
FB - Floor Broker									☐					
MB - Market Maker acting as Floor Broker									☐					
OT - Authorized Trader (S7)									☐					
MT - Market Maker Authorized Trader-Equities (S7)									☐					
IB - Investment Banking Representative	☐													
Other ________________ (Paper Form Only)														

5. JURISDICTION REGISTRATION

Check appropriate *jurisdiction(s)* for broker-dealer agent (AG) and/or investment adviser representative (RA) registration requests.

JURISDICTION	AG	RA	JURISDICTION	AG	RA	JURISDICTION	AG	RA	JURISDICTION	AG	RA
Alabama	☐	☐	Illinois	☐	☐	Montana	☐	☐	Puerto Rico	☐	☐
Alaska	☐	☐	Indiana	☐	☐	Nebraska	☐	☐	Rhode Island	☐	☐
Arizona	☐	☐	Iowa	☐	☐	Nevada	☐	☐	South Carolina	☐	☐
Arkansas	☐	☐	Kansas	☐	☐	New Hampshire	☐	☐	South Dakota	☐	☐
California	☐	☐	Kentucky	☐	☐	New Jersey	☐	☐	Tennessee	☐	☐
Colorado	☐	☐	Louisiana	☐	☐	New Mexico	☐	☐	Texas	☐	☐
Connecticut	☐	☐	Maine	☐	☐	New York	☐	☐	Utah	☐	☐
Delaware	☐	☐	Maryland	☐	☐	North Carolina	☐	☐	Vermont	☐	☐
District of Columbia	☐	☐	Massachusetts	☐	☐	North Dakota	☐	☐	Virgin Islands	☐	☐
Florida	☐	☐	Michigan	☐	☐	Ohio	☐	☐	Virginia	☐	☐
Georgia	☐	☐	Minnesota	☐	☐	Oklahoma	☐	☐	Washington	☐	☐
Hawaii	☐	☐	Mississippi	☐	☐	Oregon	☐	☐	West Virginia	☐	☐
Idaho	☐	☐	Missouri	☐	☐	Pennsylvania	☐	☐	Wisconsin	☒	☐

			Wyoming	

AGENT OF THE ISSUER REGISTRATION (AI) ☐ **Indicate 2 letter *jurisdiction* code(s):**___________

6. REGISTRATION REQUESTS WITH AFFILIATED FIRMS

Will *applicant* maintain registration with *firm*(s) under common ownership or control with the *filing firm*?
If "yes", fill in the details to indicate a request for registration with additional *firm*(s).

○ **Yes** ◉ **No**

No Information Filed

7. EXAMINATION REQUESTS

Scheduling or Rescheduling Examinations Complete this section only if you are scheduling or rescheduling an examination or continuing education session. Do not select the Series 63 (S63) or Series 65 (S65) examinations in this section if you have completed Section 5 (JURISDICTION REGISTRATION) and have selected registration in a *jurisdiction*. If you have completed Section 5 (JURISDICTION REGISTRATION), and requested an AG registration in a *jurisdiction* that requires that you pass the S63 examination, an S63 examination will be automatically scheduled for you upon submission of this Form U4. If you have completed Section 5 (JURISDICTION REGISTRATION), and requested an RA registration in a *jurisdiction* that requires that you pass the S65 examination, an S65 examination will be automatically scheduled for you upon submission of this Form U4.

☐ **S3**	☐ **S11**	☐ **S22**	☐ **S32**	☐ **S51**	☐ **S73**
☐ **S4**	☐ **S12**	☐ **S23**	☐ **S33**	☐ **S52**	☐ **S79**
☐ **S5**	☐ **S14**	☐ **S24**	☐ **S37**	☐ **S53**	☐ **S82**
☐ **S6**	☐ **S14A**	☐ **S25**	☐ **S38**	☐ **S55**	☐ **S86**
☐ **S7**	☐ **S15**	☐ **S26**	☐ **S39**	☐ **S62**	☐ **S87**
☐ **S7A**	☐ **S16**	☐ **S27**	☐ **S42**	☐ **S63**	☐ **S101**
☐ **S9**	☐ **S17**	☐ **S28**	☐ **S44**	☐ **S65**	☐ **S106**
☐ **S10**	☐ **S21**	☐ **S30**	☐ **S45**	☐ **S66**	☐ **S201**
		☐ **S31**	☐ **S46**	☐ **S72**	

Other ___________________________ (Paper Form Only)

OPTIONAL: Foreign Exam City _________________________ Date (MM/DD/YYYY) __________

If you have taken an exam prior to registering through the CRD system please enter the exam type and date taken.

Exam type: **Date taken (MM/DD/YYYY):**

8. PROFESSIONAL DESIGNATIONS

Select each designation you currently maintain.

☐ **Certified Financial Planner**

☐ **Chartered Financial Consultant (ChFC)**

☐ **Personal Financial Specialist (PFS)**

☐ **Chartered Financial Analyst (CFA)**

☐ **Chartered Investment Counselor (CIC)**

9. IDENTIFYING INFORMATION/NAME CHANGE

First Name:	**Middle Name:**	**Last Name:**
ROBERT	WYNN	HARLESS
Suffix:	**Date of Birth (MM/DD/YYYY)** 05/02/1956	

State/Province of Birth	Country of Birth	Sex
ARIZONA	USA	(•) Male ( ) Female
Height (ft) 6	**Height (in)** 2	**Weight (lbs)** 235
Hair Color Brown	**Eye Color** Blue	

10. OTHER NAMES

Enter all other names that you have used or are using, or by which you are known or have been known, other than your legal name, since the age of 18. This field should include, for example, nicknames, aliases, and names used before or after marriage.

First Name	Middle Name	Last Name	Suffix
ROBERT		HARLESS	

11. RESIDENTIAL HISTORY

Starting with the current address, give all addresses for the past 5 years. Report changes as they occur.

From	To	Street	City	State	Country	Postal Code
09/2007	PRESENT	N50 W28301 MAE'S WALKE	PEWAUKEE	WI	USA	53072
06/1997	09/2008	8025 BALMORAL CT	DUBLIN	OH		43017
09/1994	06/1997	309 CARLISLE LANE	LINCOLNSHIRE	IL		60069
07/1991	09/1994	1811 ALTA PARK LANE	LACANADA	CA		91011

12. EMPLOYMENT HISTORY

Provide complete employment history for the past 10 years. Include the *firm*(s) noted in Section 1 (GENERAL INFORMATION) and Section 6 (REGISTRATION REQUESTS WITH AFFILIATED FIRMS). Include all *firm*(s) from Section 3 (REGISTRATION WITH UNAFFILIATED FIRMS). Account for all time including full and part-time employments, self-employment, military service, and homemaking. Also include statuses such as unemployed, full-time education, extended travel, or other similar statuses.
Report changes as they occur.

From	To	Name of *Firm* or Company	*Investment-Related* business?	City	State	Country	Position
07/2007	PRESENT	M&I BANK	(•) Yes ( ) No	MILWAUKEE	WI	USA	INVESTMENT DIVISION MANAGER
11/2000	07/2007	HUNTINGTON NATIONAL BANK	(•) Yes ( ) No	COLUMBUS	OH		SVP
06/1997	11/2000	BANK ONE	(•) Yes ( ) No	COLUMBUS	OH		SVP
09/1994	06/1997	LOTSOFF CAP MGT	(•) Yes ( ) No	CHICAGO	IL		PARTNER
03/1993	09/1994	TRANSAMERICA	(•) Yes ( ) No	LOS ANGELES	CA		1ST VP
09/1985	03/1993	FIRST INTERSTATE BANK	(•) Yes ( ) No	LOS ANGELES	CA		VP

13. OTHER BUSINESS

Are you currently engaged in any other business either as a proprietor, partner, officer, director, employee, trustee, agent or otherwise? (Please exclude non *investment-related* activity that is exclusively charitable, civic, religious or fraternal and is recognized as tax exempt.) If YES, please provide the following details: the name of the other business, whether the business is *investment-related*, the address of the other business, the nature of the other business, your position, title, or relationship with the other business, the start date of your relationship, the approximate number of hours/month you devote to the other business, the number of hours you devote to the other business during securities trading hours, and briefly describe your duties relating to the other business.

○ Yes ● No

14. DISCLOSURE QUESTIONS

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS 'YES', COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS ON APPROPRIATE DRP(S)

REFER TO THE EXPLANATION OF TERMS SECTION OF FORM U4 INSTRUCTIONS FOR EXPLANATIONS OF ITALICIZED TERMS.

Criminal Disclosure

	YES	NO
14A. (1) Have you ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony?*	○	●
(b) been *charged* with any *felony?*	○	●
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to any *felony*?	○	●
(b) been *charged* with any *felony?*	○	●
14B. (1) Have you ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	○	●
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	○	●
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to a *misdemeanor* specified in 14B(1)(a)?	○	●
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	○	●

Regulatory Action Disclosure

	YES	NO
14C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* you to have made a false statement or omission?	○	●
(2) *found* you to have been *involved* in a violation of its regulations or statutes?	○	●
(3) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	○	●
(4) entered an *order* against you in connection with *investment-related* activity?	○	●
(5) imposed a civil money penalty on you, or *ordered* you to cease and desist from any activity?	○	●
14D(1) Has any other Federal regulatory agency or any state regulatory agency or *foreign financial regulatory authority* ever:		
(a) *found* you to have made a false statement or omission or been dishonest, unfair or unethical?	○	●
(b) *found* you to have been *involved* in a violation of *investment-related* regulation(s) or statute(s)?	○	●
(c) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	○	●
(d) entered an *order* against you in connection with an *investment-related* activity?	○	●
(e) denied, suspended, or revoked your registration or license or otherwise, by *order*, prevented you from		

associating with an *investment-related* business or restricted your activities?

14D(2) Have you been subject to any *final order* of a state securities commission (or any agency or officer performing like functions), state authority that supervises or examines banks, savings associations, or credit unions, state insurance commission (or any agency or office performing like functions), an appropriate *federal banking agency*, or the National Credit Union Administration, that:

(a) bars you from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or

(b) constitutes a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct?

14E. Has any *self-regulatory organization* or commodities exchange ever:

(1) *found* you to have made a false statement or omission?

(2) *found* you to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?

(3) *found* you to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?

(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities?

14F. Have you ever had an authorization to act as an attorney, accountant or federal contractor that was revoked or suspended?

14G. Have you been notified, in writing, that you are now the subject of any:

(1) regulatory complaint or *proceeding* that could result in a "yes" answer to any part of 14C, D or E? *(If yes, complete the Regulatory Action Disclosure Reporting Page.)*

(2) *investigation* that could result in a "yes" answer to any part of 14A, B, C, D or E? *(If yes, complete the Investigation Disclosure Reporting Page.)*

Civil Judicial Disclosure

14H. (1) Has any domestic or foreign court ever: **YES NO**

(a) *enjoined* you in connection with any *investment-related* activity?

(b) *found* that you were *involved* in a violation of any *investment-related* statute(s) or regulation(s)?

(c) dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you by a state or *foreign financial regulatory authority*?

(2) Are you named in any pending *investment-related* civil action that could result in a "yes" answer to any part of 14H(1)?

Customer Complaint/Arbitration/Civil Litigation Disclosure

14I. (1) Have you ever been named as a respondent/defendant in an *investment-related*, consumer-initiated arbitration or civil litigation which alleged that you were *involved* in one or more *sales practice violations* and which: **YES NO**

(a) is still pending, or;

(b) resulted in an arbitration award or civil judgment against you, regardless of amount, or;

(c) was settled for an amount of $10,000 or more?

(2) Have you ever been the subject of an *investment-related*, consumer-initiated complaint, not otherwise reported under question 14I(1) above, which alleged that you were *involved* in one or more *sales practice violations*, and which complaint was settled for an amount of $10,000 or more?

(3) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated, written complaint, not otherwise reported under question 14I(1) or (2) above, which:

(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the complaint must be reported unless the firm has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;

(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities?

	YES	NO
	○	●

Termination Disclosure

14J. Have you ever voluntarily *resigned*, been discharged or permitted to *resign* after allegations were made that accused you of:	YES	NO
(1) violating *investment-related* statutes, regulations, rules, or industry standards of conduct?	○	●
(2) fraud or the wrongful taking of property?	○	●
(3) failure to supervise in connection with *investment-related* statutes, regulations, rules or industry standards of conduct?	○	●

Financial Disclosure

14K. Within the past 10 years:	YES	NO
(1) have you made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	○	●
(2) based upon events that occurred while you exercised *control* over it, has an organization made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	○	●
(3) based upon events that occurred while you exercised *control* over it, has a broker or dealer been the subject of an involuntary bankruptcy petition, or had a trustee appointed, or had a direct payment procedure initiated under the Securities Investor Protection Act?	○	●
14L. Has a bonding company ever denied, paid out on, or revoked a bond for you?	○	●
14M. Do you have any unsatisfied judgments or liens against you?	○	●

15. SIGNATURE SECTION

Please Read Carefully

All signatures required on this Form U4 filing must be made in this section.

A "signature" includes a manual signature or an electronically transmitted equivalent. For purposes of an electronic form filing, a signature is effected by typing a name in the designated signature field. By typing a name in this field, the signatory acknowledges and represents that the entry constitutes in every way, use, or aspect, his or her legally binding signature.

15A INDIVIDUAL/APPLICANT'S ACKNOWLEDGMENT AND CONSENT
This section must be completed on all initial or Temporary Registration form filings.

15B FIRM/APPROPRIATE SIGNATORY REPRESENTATIONS
This section must be completed on all initial or Temporary Registration form filings.

15C TEMPORARY REGISTRATION ACKNOWLEDGMENT
This section must be completed on Temporary Registration form filings to be able to receive Temporary Registration.

15D INDIVIDUAL/APPLICANT'S AMENDMENT ACKNOWLEDGMENT AND CONSENT
This section must be completed on any amendment filing that amends any information in Section 14 (Disclosure Questions) or any Disclosure Reporting Page (DRP).

15E FIRM/APPROPRIATE SIGNATORY AMENDMENT REPRESENTATIONS
This section must be completed on all amendment form filings.

15F FIRM/APPROPRIATE SIGNATORY CONCURRENCE
This section must be completed to concur with a U4 filing made by another *firm* (IA/BD) on behalf of an individual that is also registered with that other *firm* (IA/BD).

15A. INDIVIDUAL/APPLICANT'S ACKNOWLEDGMENT AND CONSENT

1. I swear or affirm that I have read and understand the items and instructions on this form and that my answers (including attachments) are true and complete to the best of my knowledge. I understand that I am subject to administrative, civil or criminal penalties if I give false or misleading answers.
2. I apply for registration with the *jurisdictions* and *SROs* indicated in Section 4 (SRO REGISTRATION) and Section 5 (JURISDICTION REGISTRATION) as may be amended from time to time and, in consideration of the *jurisdictions* and *SROs* receiving and considering my application, I submit to the authority of the *jurisdictions* and *SROs* and agree to

comply with all provisions, conditions and covenants of the statutes, constitutions, certificates of incorporation, by-laws and rules and regulations of the *jurisdictions* and *SROs* as they are or may be adopted, or amended from time to time. I further agree to be subject to and comply with all requirements, rulings, orders, directives and decisions of, and penalties, prohibitions and limitations imposed by the *jurisdictions* and *SROs*, subject to right of appeal or review as provided by law.

3. I agree that neither the *jurisdictions* or *SROs* nor any person acting on their behalf shall be liable to me for action taken or omitted to be taken in official capacity or in the scope of employment, except as otherwise provided in the statutes, constitutions, certificates of incorporation, by-laws or the rules and regulations of the *jurisdictions* and *SROs.*
4. I authorize the *jurisdictions*, *SROs*, and the *designated entity* to give any information they may have concerning me to any employer or prospective employer, any federal, state or municipal agency, or any other *SRO* and I release the *jurisdictions*, *SROs*, and the *designated entity*, and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.
5. I agree to arbitrate any dispute, claim or controversy that may arise between me and my *firm*, or a customer, or any other person, that is required to be arbitrated under the rules, constitutions, or by-laws of the *SROs* indicated in Section 4 (SRO REGISTRATION) as may be amended from time to time and that any arbitration award rendered against me may be entered as a judgment in any court of competent *jurisdiction.*
6. For the purpose of complying with the laws relating to the offer or sale of securities or commodities or investment advisory activities, I irrevocably appoint the administrator of each *jurisdiction* indicated in Section 5 (JURISDICTION REGISTRATION) as may be amended from time to time, or such other person designated by law, and the successors in such office, my attorney upon whom may be served any notice, process, pleading, subpoena or other document in any action or *proceeding*against me arising out of or in connection with the offer or sale of securities or commodities, or investment advisory activities or out of the violation or alleged violation of the laws of such *jurisdictions.* I consent that any such action or *proceeding* against me may be commenced in any court of competent *jurisdiction*and proper venue by service of process upon the appointee as if I were a resident of, and had been lawfully served with process in the *jurisdiction.* I request that a copy of any notice, process, pleading, subpoena or other document served hereunder be mailed to my current residential address as reflected in this form or any amendment thereto.
7. I consent that the service of any process, pleading, subpoena, or other document in any *investigation*or administrative *proceeding*conducted by the SEC, CFTC or a *jurisdiction*or in any civil action in which the SEC, CFTC or a *jurisdiction*are plaintiffs, or the notice of any *investigation* or *proceeding*by any *SRO* against the *applicant*, may be made by personal service or by regular, registered or certified mail or confirmed telegram to me at my most recent business or home address as reflected in this Form U4, or any amendment thereto, by leaving such documents or notice at such address, or by any other legally permissible means.

   I further stipulate and agree that any civil action or administrative *proceeding* instituted by the SEC, CFTC or a *jurisdiction* may be commenced by the service of process as described herein, and that service of an administrative subpoena shall be effected by such service, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
8. I authorize all my employers and any other person to furnish to any *jurisdiction, SRO, designated entity*, employer, prospective employer, or any agent acting on its behalf, any information they have, including without limitation my creditworthiness, character, ability, business activities, educational background, general reputation, history of my employment and, in the case of former employers, complete reasons for my termination. Moreover, I release each employer, former employer and each other person from any and all liability, of whatever nature, by reason of furnishing any of the above information, including that information reported on the Uniform Termination Notice for Securities Industry Registration (Form U5). I recognize that I may be the subject of an investigative consumer report and waive any requirement of notification with respect to any investigative consumer report ordered by any *jurisdiction*, *SRO*, *designated entity*, employer, or prospective employer. I understand that I have the right to request complete and accurate disclosure by the *jurisdiction, SRO, designated entity*, employer or prospective employer of the nature and scope of the requested investigative consumer report.
9. I understand and certify that the representations in this form apply to all employers with whom I seek registration as indicated in Section 1 (GENERAL INFORMATION) or Section 6 (REGISTRATION REQUESTS WITH AFFILIATED FIRMS) of this form. I agree to update this form by causing an amendment to be filed on a timely basis whenever changes occur to answers previously reported. Further, I represent that, to the extent any information previously submitted is not amended, the information provided in this form is currently accurate and complete.
10. I authorize any employer or prospective employer to file electronically on my behalf any information required in this form or any amendment thereto; I certify that I have reviewed and approved the information to be submitted to any *jurisdiction* or *SRO* on this Form U4 Application; I agree that I will review and approve all disclosure information that will be filed electronically on my behalf; I further agree to waive any objection to the admissibility of the electronically filed records in any criminal, civil, or administrative *proceeding.*

Applicant or *applicant*'s agent has typed *applicant*'s name under this section to attest to the completeness and accuracy of this record. The *applicant* recognizes that this typed name constitutes, in every way, use or aspect, his or her legally binding signature.

Date (MM/DD/YYYY)	**Signature of *Applicant***

12/17/2008 ROBERT WYNN HARLESS

Signature ______________________

15B. FIRM/APPROPRIATE SIGNATORY REPRESENTATIONS

To the best of my knowledge and belief, the *applicant* is currently bonded where required, and, at the time of approval, will be familiar with the statutes, constitution(s), rules and by-laws of the agency, *jurisdiction* or *SRO* with which this application is being filed, and the rules governing registered persons, and will be fully qualified for the position for which application is being made herein. I agree that, notwithstanding the approval of such agency, *jurisdiction*or *SRO* which hereby is requested, I will not employ the *applicant* in the capacity stated herein without first receiving the approval of any authority that may be required by law.

This *firm* has communicated with all of the *applicant*'s previous employers for the past three years and has documentation on file with the names of the persons contacted and the date of contact. In addition, I have taken appropriate steps to verify the accuracy and completeness of the information contained in and with this application.

I have provided the *applicant* an opportunity to review the information contained herein and the *applicant* has approved this information and signed the Form U4.

Date (MM/DD/YYYY)
12/17/2008

Signature of *Appropriate Signatory*
GAIL A. DROST

Signature ______________________

BANKRUPTCY/SIPC/COMPROMISE WITH CREDITORS DRP

No Information Filed

BOND DRP

No Information Filed

CIVIL JUDICIAL DRP

No Information Filed

CRIMINAL DRP

No Information Filed

CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP

No Information Filed

INVESTIGATION DRP

No Information Filed

JUDGMENT LIEN DRP

No Information Filed

REGULATORY ACTION DRP

No Information Filed

TERMINATION DRP

No Information Filed

Details for Request#:	8967395
Report:	Snapshot - Individual
Requested By:	GAD

Parameter Name	Value
Request by CRD# or SSN:	CRD#
Individual CRD# or SSN	1736887
Include Personal Information?	Yes
Include All Registrations with Employments:	Both Current and Previous Employments
Include All Registrations for Current and/or Previous Employments with:	All Regulators
Include Professional Designations?	Yes
Include Employment History?	Yes
Include Other Business?	Yes
Include Exam Information?	Yes
Include Continuing Education Information? (CRD Only)	Yes
Include Filing History? (CRD Only)	Yes
Include Current Reportable Disclosure Information?	Yes
Include Regulator Archive and Z Record Information? (CRD Only)	Yes
Is this a Pre-Registration Report Request? (CRD Only)	No

Individual 1736887 - FENTZLAFF, RANDALL THOMAS

Administrative Information

Composite Information

Full Legal Name FENTZLAFF, RANDALL THOMAS

State of Residence WI

Active Employments

Current Employer M&I FINANCIAL ADVISORS, INC(16517)

Firm Main Address 111 EAST KILBOURN AVENUE, SUITE 200
MILWAUKEE
WI, UNITED STATES
53202

Firm Mailing Address 111 EAST KILBOURN AVENUE, SUITE 200
MILWAUKEE
WI, UNITED STATES
53202

Business Telephone# 414-765-7969

Independent Contractor No

Office of Employment Address

CRD Branch#	NYSE Branch Code#	Firm Billing Code	Registered Location?	Private Residence?	Address Start Date	Address End Date	Type of Office
141903			Yes	No	05/07/2008		Located At
	Address 111 E. KILBOURN AVENUE MILWAUKEE, WI 53202 UNITED STATES						
225101			Yes	No	06/13/2006	05/07/2008	Located At
	Address 770 NORTH WATER STREET MILWAUKEE, WI 53202 UNITED STATES						
			No	No	06/01/1982	06/13/2006	Located At
	Address 770 NORTH WATER STREET MILWAUKEE, WI 53202						

Reportable Disclosures? The specified individual has no disclosure that qualifies for reporting under this section (i.e., disclosure required to be reported on Form U-4 or Form U-5). Regulatory and Broker/Dealer Users: Please note that there are three types of disclosure in Web CRD: Reportable, Legacy and Archive disclosure. An individual with no reportable disclosure may or may not have Legacy or Archive disclosure. Investment Adviser Users: Please note that IARD does not include Legacy disclosure. Information reported on previous form filings through IARD is available under Filing History.

Statutory Disqualification? BLNK

Registered With Multiple Firms? No

Material Difference in Disclosure? No

Personal Information

Individual CRD# 1736887

Individual **1736887 - FENTZLAFF, RANDALL THOMAS**

Administrative Information

Other Names Known By <<No Other Names found for this Individual.>>

Year of Birth 1960

Registrations with Current Employer(s)

From 06/01/1982 To Present M&I FINANCIAL ADVISORS, INC(16517)

Regulator	Registration Category	Status Date	Registration Status	Approval Date
AZ	AG	01/29/1999	TERMED	02/09/1988
FINRA	IB	12/07/2010	APPROVED	12/07/2010
FINRA	GP	03/03/1989	APPROVED	03/03/1989
FINRA	GS	09/24/1987	APPROVED	09/24/1987
FL	AG	01/29/1999	TERMED	01/26/1988
IA	AG	02/06/2002	APPROVED	02/06/2002
IL	AG	02/06/2002	APPROVED	02/06/2002
IL	AG	12/20/1989	TERMED	01/26/1988
IN	AG	02/06/2002	APPROVED	02/06/2002
MI	AG	02/06/2002	APPROVED	02/06/2002
MI	AG	12/20/1989	TERMED	02/01/1988
MN	AG	02/06/2002	APPROVED	02/06/2002
MN	AG	12/20/1989	TERMED	01/29/1988
MO	AG	04/04/2003	APPROVED	04/04/2003
NV	AG	01/04/2002	APPROVED	01/04/2002
WI	AG	10/20/1987	APPROVED	10/20/1987

Registrations with Previous Employer(s)

<<No Registrations with Previous Employer(s) found for this Individual.>>

Individual **1736887 - FENTZLAFF, RANDALL THOMAS**

Administrative Information

Professional Designations

<<No Professional Designations found for this Individual.>>

Employment History

From		To			
From	06/1982	To	Present	**Name**	I MARSHALL & ILSLEY BANK
				Location	MILWAUKEE, WI
				Position	OTHER - INVESTMENT OFFICER
				Investment Related	No
From	06/1982	To	Present	**Name**	M&I BROKERAGE SERVICES, INC.
				Location	MILWAUKEE, WI
				Position	NOT PROVIDED
				Investment Related	Yes

Office of Employment History

From 06/1982 To Present

Name M&I FINANCIAL ADVISORS, INC(16517)

Independent Contractor No

Office of Employment Address

CRD Branch#	NYSE Branch Code#	Firm Billing Code	Registered Location?	Private Residence?	Address Start Date	Address End Date	Type of Office
141903			Yes	No	05/07/2008		Located At
	Address 111 E. KILBOURN AVENUE MILWAUKEE, WI 53202 UNITED STATES						
225101			Yes	No	06/13/2006	05/07/2008	Located At
	Address 770 NORTH WATER STREET MILWAUKEE, WI 53202 UNITED STATES						
			No	No	06/01/1982	06/13/2006	Located At
	Address 770 NORTH WATER STREET MILWAUKEE, WI 53202						

Other Business

<<No Other Business found for this Individual.>>

Examination Information

Exam	Status	Status Date	Exam Date	Grade	Score	Window Dates
S7	OFFICIAL_RESULT	09/19/1987	09/19/1987	PASSED	88	-
S24	OFFICIAL_RESULT	03/01/1989	03/01/1989	PASSED	76	-
S53	OFFICIAL_RESULT	04/21/1988	04/21/1988	PASSED	84	-
S63	OFFICIAL_RESULT	10/16/1987	10/16/1987	PASSED	92	-
S79	OFFICIAL_RESULT	12/07/2010	12/06/2010	PASSED	76	11/27/2010-03/27/2011

CE Regulatory Element Status

Current CE Status SATISFIED

Individual 1736887 - FENTZLAFF, RANDALL THOMAS

Administrative Information

CE Base Date 09/24/1987

Current CE

<<No Current CE found for this Individual.>>

Next CE

Requirement Window	Requirement Type	Session
09/24/2013-01/21/2014	Anniversary	201

CE Directed Sequence History

<<No CE Directed Sequence History found for this Individual.>>

Inactive CE History Dates

<<No Inactive CE History Dates found for this Individual.>>

Previous CE Requirement Status

Requirement Type	Status	Previous Window	Session	Status Date	Result
Anniversary		09/24/1997-01/21/1998	101	09/25/1997	09/25/1997 - CMPLT
Anniversary		09/24/1998-01/21/1999	201	09/24/1998	09/24/1998 - CMPLT
Anniversary	SATISFIED	09/24/1998-01/21/1999	201	09/24/1998	09/24/1998 -
Anniversary	SATISFIED	09/24/2007-01/21/2008	201	09/28/2007	09/28/2007 - CMPLT
Anniversary	REQUIRED	09/24/2010-01/21/2011	201	09/24/2010	09/24/2010 -
Anniversary	SATISFIED	09/24/2010-01/21/2011	201	10/05/2010	10/05/2010 - CMPLT
Anniversary	REQUIRED	09/24/2001-01/21/2002	201	09/25/2001	09/25/2001 -
Anniversary	SATISFIED	09/24/2001-01/21/2002	201	01/15/2002	01/15/2002 - CMPLT
Anniversary	SATISFIED	09/24/2004-01/21/2005	201	11/11/2004	11/11/2004 - CMPLT
Anniversary	REQUIRED	09/24/2004-01/21/2005	201	09/24/2004	09/24/2004 -
Anniversary	REQUIRED	09/24/2007-01/21/2008	201	09/24/2007	09/24/2007 -

Filing History

Filing Date	Form Type	Filing type	Source
11/26/2010	U4	Amendment	M&I FINANCIAL ADVISORS, INC (16517)
09/24/2009	U4	Willful - Regulatory Action	M&I FINANCIAL ADVISORS, INC (16517)
05/07/2008	U4	Amendment	M&I FINANCIAL ADVISORS, INC (16517)
06/13/2006	U4	Amendment	M&I FINANCIAL ADVISORS, INC (16517)
04/04/2003	U4	Amendment	M&I FINANCIAL ADVISORS, INC (16517)
02/06/2002	U4	Amendment	M&I FINANCIAL ADVISORS, INC (16517)
01/04/2002	U4	Amendment	M&I FINANCIAL ADVISORS, INC (16517)
07/05/1999	U5	Conversion	M&I FINANCIAL ADVISORS, INC (16517)
07/05/1999	U4	Conversion	M&I FINANCIAL ADVISORS, INC (16517)

Individual **1736887 - FENTZLAFF, RANDALL THOMAS**

Reportable Events

<<No Reportable Events found for this Individual.>>

Regulator Archive and Z Records

<<No Regulator Archive and Z Records found for this Individual.>>

Details for Request#: 8967400

Report: Snapshot - Individual

Requested By: GAD

Parameter Name	Value
Request by CRD# or SSN:	CRD#
Individual CRD# or SSN	1910236
Include Personal Information?	Yes
Include All Registrations with Employments:	Both Current and Previous Employments
Include All Registrations for Current and/or Previous Employments with:	All Regulators
Include Professional Designations?	Yes
Include Employment History?	Yes
Include Other Business?	Yes
Include Exam Information?	Yes
Include Continuing Education Information? (CRD Only)	Yes
Include Filing History? (CRD Only)	Yes
Include Current Reportable Disclosure Information?	Yes
Include Regulator Archive and Z Record Information? (CRD Only)	Yes
Is this a Pre-Registration Report Request? (CRD Only)	No

Individual 1910236 - SCHNELL, GARY ELDON

Administrative Information
Composite Information

Full Legal Name SCHNELL, GARY ELDON

State of Residence WI

Active Employments

Current Employer M&I FINANCIAL ADVISORS, INC(16517)

Firm Main Address 111 EAST KILBOURN AVENUE, SUITE 200
MILWAUKEE
WI, UNITED STATES
53202

Firm Mailing Address 111 EAST KILBOURN AVENUE, SUITE 200
MILWAUKEE
WI, UNITED STATES
53202

Business Telephone# 414-765-7969

Independent Contractor No

Office of Employment Address

CRD Branch#	NYSE Branch Code#	Firm Billing Code	Registered Location?	Private Residence?	Address Start Date	Address End Date	Type of Office
141903			Yes	No	05/07/2008		Located At
	Address 111 E. KILBOURN AVENUE MILWAUKEE, WI 53202 UNITED STATES						
225101			Yes	No	06/09/2006	05/07/2008	Located At
	Address 770 NORTH WATER STREET MILWAUKEE, WI 53202 UNITED STATES						
			No	No	06/19/1995	06/09/2006	Located At
	Address 770 NORTH WATER STREET MILWAUKEE, WI 53202-2039						

Reportable Disclosures? The specified individual has no disclosure that qualifies for reporting under this section (i.e., disclosure required to be reported on Form U-4 or Form U-5). Regulatory and Broker/Dealer Users: Please note that there are three types of disclosure in Web CRD: Reportable, Legacy and Archive disclosure. An individual with no reportable disclosure may or may not have Legacy or Archive disclosure. Investment Adviser Users: Please note that IARD does not include Legacy disclosure. Information reported on previous form filings through IARD is available under Filing History.

Statutory Disqualification? BLNK

Registered With Multiple Firms? No

Material Difference in Disclosure? No

Personal Information

Individual CRD# 1910236

Individual 1910236 - SCHNELL, GARY ELDON

Administrative Information

Other Names Known By <<No Other Names found for this Individual.>>

Year of Birth 1965

Registrations with Current Employer(s)

From 06/19/1995 To Present M&I FINANCIAL ADVISORS, INC(16517)

Regulator	Registration Category	Status Date	Registration Status	Approval Date
FINRA	GS	07/06/1995	APPROVED	07/06/1995
WI	AG	07/10/1995	APPROVED	07/10/1995

Registrations with Previous Employer(s)

From 04/26/1991 To 06/15/1995 KEMPER CLEARING CORP.(15879)

Reason for Termination Voluntary
Termination Comment Voluntary

Regulator	Registration Category	Status Date	Registration Status	Approval Date
FINRA	GS	06/21/1995	TERMED	02/21/1995
FINRA	IR	06/21/1995	TERMED	05/20/1991
NYSE	GS	06/21/1995	TERMED	02/21/1995
NYSE	IR	06/21/1995	TERMED	05/20/1991
WI	AG	06/21/1995	TERMED	06/05/1991

From 12/06/1988 To 04/01/1991 LUTHERAN BROTHERHOOD SECURITIES CORP.(4205)

Reason for Termination Voluntary
Termination Comment

Regulator	Registration Category	Status Date	Registration Status	Approval Date
FINRA	IR	05/30/1991	TERMED	01/04/1989
WI	AG	05/30/1991	TERMED	01/23/1989

Individual 1910236 - SCHNELL, GARY ELDON

Administrative Information

Professional Designations

<<No Professional Designations found for this Individual.>>

Employment History

From		To			
From	06/1995	To	Present	**Name**	M&I BROKERAGE SERVICES, INC.
				Location	MILWAUKEE, WI
				Position	NOT PROVIDED
				Investment Related	Yes
From	04/1991	To	06/1995	**Name**	KEMPER CLEARING CORP.
				Location	MILWAUKEE, WI
				Position	NOT PROVIDED
				Investment Related	Yes
From	12/1988	To	04/1991	**Name**	LUTHERAN BROTHERHOOD SECURITIES CORP.
				Location	MINNEAPOLIS, MN
				Position	NOT PROVIDED
				Investment Related	Yes
From	09/1988	To	04/1989	**Name**	RED CARPET LANES
				Location	S. MILWAUKEE, WI
				Position	OTHER - BARTENDER
				Investment Related	No

Office of Employment History

From 06/1995 To Present

Name M&I FINANCIAL ADVISORS, INC(16517)

Independent Contractor No

Office of Employment Address

CRD Branch#	NYSE Branch Code#	Firm Billing Code	Registered Location?	Private Residence?	Address Start Date	Address End Date	Type of Office
141903			Yes	No	05/07/2008		Located At
	Address 111 E. KILBOURN AVENUE MILWAUKEE, WI 53202 UNITED STATES						
225101			Yes	No	06/09/2006	05/07/2008	Located At
	Address 770 NORTH WATER STREET MILWAUKEE, WI 53202 UNITED STATES						
			No	No	06/19/1995	06/09/2006	Located At
	Address 770 NORTH WATER STREET MILWAUKEE, WI 53202-2039						

From 04/1991 To 06/1995

Individual 1910236 - SCHNELL, GARY ELDON

Administrative Information

Office of Employment History

Name KEMPER CLEARING CORP.(15879)

Independent Contractor No

Office of Employment Address

CRD Branch#	NYSE Branch Code#	Firm Billing Code	Registered Location?	Private Residence?	Address Start Date	Address End Date	Type of Office
			No	No	04/26/1991	06/15/1995	Located At

Address 111 EAST KILBOURN AVENUE
MILWAUKEE, WI 53202

From 12/1988 To 04/1991

Name LUTHERAN BROTHERHOOD SECURITIES CORP.(4205)

Independent Contractor No

Office of Employment Address

CRD Branch#	NYSE Branch Code#	Firm Billing Code	Registered Location?	Private Residence?	Address Start Date	Address End Date	Type of Office
			No	No	12/06/1988	04/01/1991	Located At

Address 625 FOURTH AVENUE SOUTH
MINNEAPOLIS, MN 55415

Other Business

<<No Other Business found for this Individual.>>

Examination Information

Exam	Status	Status Date	Exam Date	Grade	Score	Window Dates
S3	OFFICIAL_RESULT	07/28/1992	07/28/1992	PASSED	86	-
S6	OFFICIAL_RESULT	01/03/1989	01/03/1989	PASSED	85	-
S7	OFFICIAL_RESULT	02/17/1995	02/17/1995	PASSED	84	-
S27	OFFICIAL_RESULT	12/08/1995	12/08/1995	PASSED	79	-
S63	OFFICIAL_RESULT	01/05/1989	01/05/1989	PASSED	80	-

CE Regulatory Element Status

Current CE Status SATISFIED

CE Base Date 01/04/1989

Current CE

<<No Current CE found for this Individual.>>

Next CE

Requirement Window	Requirement Type	Session
01/04/2012-05/02/2012	Anniversary	101

CE Directed Sequence History

<<No CE Directed Sequence History found for this Individual.>>

Individual 1910236 - SCHNELL, GARY ELDON

Administrative Information

Inactive CE History Dates

<<No Inactive CE History Dates found for this Individual.>>

Previous CE Requirement Status

Requirement Type	Status	Previous Window	Session	Status Date	Result
Anniversary	SATISFIED	01/04/1997-05/03/1997	101	01/04/1989	01/04/1989 -
Anniversary	REQUIRED	01/04/2000-05/02/2000	101	01/04/2000	01/04/2000 -
Anniversary	SATISFIED	01/04/2000-05/02/2000	101	01/28/2000	01/28/2000 - CMPLT
Anniversary	REQUIRED	01/04/2003-05/03/2003	101	01/06/2003	01/06/2003 -
Anniversary	SATISFIED	01/04/2003-05/03/2003	101	02/14/2003	02/14/2003 - CMPLT
Anniversary	REQUIRED	01/04/2006-05/03/2006	101	01/04/2006	01/04/2006 -
Anniversary	REQUIRED	01/04/2009-05/03/2009	101	01/05/2009	01/05/2009 -
Anniversary	SATISFIED	01/04/2009-05/03/2009	101	01/28/2009	01/28/2009 - CMPLT
Anniversary	SATISFIED	01/04/2006-05/03/2006	101	02/08/2006	02/08/2006 - CMPLT

Filing History

Filing Date	Form Type	Filing type	Source
09/24/2009	U4	Willful - Regulatory Action	M&I FINANCIAL ADVISORS, INC (16517)
05/07/2008	U4	Amendment	M&I FINANCIAL ADVISORS, INC (16517)
06/09/2006	U4	Amendment	M&I FINANCIAL ADVISORS, INC (16517)
07/05/1999	U4	Conversion	M&I FINANCIAL ADVISORS, INC (16517)
07/05/1999	U5	Conversion	BNY CLEARING SERVICES LLC (15879)
07/05/1999	U4	Conversion	BNY CLEARING SERVICES LLC (15879)
07/05/1999	U5	Conversion	LUTHERAN BROTHERHOOD SECURITIES CORP. (4205)
07/05/1999	U4	Conversion	LUTHERAN BROTHERHOOD SECURITIES CORP. (4205)

Individual 1910236 - SCHNELL, GARY ELDON

Reportable Events

<<No Reportable Events found for this Individual.>>

Regulator Archive and Z Records

<<No Regulator Archive and Z Records found for this Individual.>>